Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Monthly Distribution

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Nov. 20 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") announces that the cash distribution for the month of November will be
$0.15 per Unit. The distribution represents an annualized yield of 16.9% based on the November 19, 2007 closing price of $10.63 per Unit.
    The distribution will be payable on December 17, 2007 to Unitholders of record at the close of business on November 30, 2007. The ex-distribution date is November 28, 2007. The cash distribution is based on approximately
137.8 million Units outstanding.
    The CDN$0.15 per Unit is equivalent to approximately US$0.15 per Unit if converted using a Canadian/US dollar exchange rate of 0.98. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 13:32e 20-NOV-07